UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41852

ZenaTech, Inc.

(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460

Vancouver, British Columbia, Canada V6Z 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Revenue Guidance

ZenaTech, Inc. (the “Company”) (Nasdaq: ZENA; FSE: 49Q; BMV: ZENA) is furnishing this Report on Form 6-K to report preliminary total revenues for the third quarter of 2026 of between US$9.5 million and US$10.5 million.

This information reflects the Company’s preliminary estimates, based on currently available information. The Company has provided estimated ranges, rather than point estimates, primarily because financial closing procedures for the quarter are not yet completed and final results may therefore vary from these estimates. These preliminary estimates have not been audited by the Company’s independent registered public accounting firm.

Cautionary note on forward-looking statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this Report are forward-looking statements. These statements include, but are, but not limited to, statements regarding the Company’s preliminary unaudited expected revenue for the third quarter of 2026. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

The unaudited, estimated results for the quarter ended September 30, 2026 in this Report on Form 6-K are preliminary financial information, remain subject to completion, and were prepared by the Company’s management based upon estimates, a number of assumptions and currently available information, and are subject to revision based upon, among other things, quarter-end closing procedures and/or adjustments, the completion of the Company’s financial statements and other operational procedures. In addition, the Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial information and does not express an opinion or any other form of assurance with respect to this preliminary financial information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENATECH, INC.

By: /s/ Shaun Passley
Name: Shaun Passley, Ph.D.
Title: Chief Executive Officer

Date: October 8, 2026